EXHIBIT 7


                  NET PROFITS SHARE AGREEMENT


          This Agreement is made as of the 18th day of December
1992, by and among Hondo Oil & Gas Company, a Delaware corporation ("Hondo"), Lonrho Plc, an English corporation
("Lonrho"), and Thamesedge, Ltd., an English corporation
("Thamesedge").

                          Definitions

          The following terms shall have the meanings given below in this Agreement.

          (a)  "Association Contract" means the Opon
               Association Contract dated July 15,
               1987, between Empresa Colombiana de
               Petroleos ("Ecopetrol") and Opon
               Development Company.

          (b)  "Deferral Agreements" means those two
               certain agreements between Hondo and
               Lonrho, and between Hondo and
               Thamesedge, of even date herewith, which defer interest payments and certain principal repayments due under the
               Thamesedge Loan and the Lonrho Loan.

          (c) "Lonrho Loan" means the Letter Agreement dated December 20, 1991, by and between Hondo and Lonrho for three notes in the aggregate principal amount of $32 million dated September 1, 1991 ($10
               million), November 1, 1991 ($9 million), and December 20, 1991 ($13 million), as amended.

          (d)  "Net Profits" means that amount of
               Hondo's net income attributable to Hondo
               Magdalena Oil & Gas Limited ("Hondo
               Magdalena"), reported each year in
               accordance with generally accepted
               accounting principles in use in the U.S.
               and international petroleum industry,




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               applied consistently, to the extent
               remitted to Hondo by Hondo Magdalena in
               the United States, after deduction of
               all expenses incurred by Hondo or Hondo
               Magdalena in each respective year, which are directly related to the operations of Hondo Magdalena in Colombia including, but not limited to: (i) Hondo
               Magdalena's share of royalty and other
               financial obligations due to the
               government of Colombia; (ii) Hondo
               Magdalena's share of operating expenses
               under operating agreements and the
               Association Contract; (iii) overhead and general and administrative expenses attributable to operating agreements and the Association Contract; (iv) remittance and income taxes; and (v) depreciation, depletion and amortization expenses.

          (e)  "Thamesedge Loan" means the Note
               Purchase Agreement and Letter Agreement, each date November 28, 1988, by and between Hondo, formerly Pauley Petroleum
               Inc., and Thamesedge for a $75 million
               13-1/2% Senior Subordinated Note due
               1998, as amended.

                            Recitals

          Lonrho and Thamesedge have each agreed to enter into the Deferral Agreements relating to the Lonrho Loan and Thamesedge Loan. Hondo Magdalena is a wholly owned subsidiary of Hondo and is an associate party under the Association Contract. As consideration for the Deferral Agreements, Hondo has agreed to assign to Lonrho and Thamesedge an interest in the profits from the Association Contract.

          Hondo Magdalena now owns a 49.99% interest in the Association Contract and, has the right to increase its share to 80%. Upon Ecopetrol's approval of commerciality under the Association Contract, Hondo Magdalena's share would be reduced to one-half of its then interest in the Association Contract. After approval of commerciality, the Association Contract continues for a maximum term of 22 years.




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                           Agreement

          The parties agree as follows:

          1.   Assignment of Share of Net Profits.
               Hondo hereby assigns to Lonrho and
               Thamesedge, jointly, as their interests
               may appear, five per cent (5%) of Net
               Profits until final payment of the
               indebtedness under the Lonrho Loan, the
               Thamesedge Loan and the New Loans under
               the Deferral Agreements, respectively at which time the respective share of Net
               Profits will be decreased by one-half.
               Hondo will pay the amounts due to Lonrho and Thamesedge annually on or before December 31, for prior fiscal year ended
               September 30.

          2.   Limitation on Net Profits.  Net Profits
               will be not greater than the cash
               actually remitted by Hondo Magdalena to
               Hondo for Hondo's account in the U.S.
               Hondo agrees that it will cause Hondo
               Magdalena to remit to Hondo all amounts
               available to be so remitted under then
               existing laws and regulations, unless
               otherwise agreed in writing by Lonrho
               and Thamesedge.

          3.   Joinder of Hondo Magdalena.  Hondo
               Magdalena joins this Agreement solely to acknowledge the existence thereof and agrees not to take any action which would materially and adversely affect the rights of Lonrho and Thamesedge under this Agreement and will make best efforts to preserve and protect the rights of Lonrho and Thamesedge.

          4.   No Assignment; Benefit.  A party to this
               Agreement may not assign its rights or
               obligations hereunder without the
               express written consent of the other
               parties, which consent shall not be
               unreasonably withheld.  Subject to such
               consent, the benefits and obligations of



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               this Agreement shall inure to the
               respective parties, their successors and assigns.

          5. Governing Laws. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without reference to that portion of those laws relating to conflicts and choice of law.

          The parties have executed this Agreement to be effective on the date first above written.

                              HONDO OIL AND GAS COMPANY



                              By:  /s/ Robert O. Anderson_______
                                   Robert O. Anderson
                                   Chairman of the Board,
                                   President and Chief Executive
                                   Officer



                              HONDO MAGDALENA OIL & GAS LIMITED



                              By:  /s/ Robert O. Anderson_______
                                   Robert O. Anderson
                                   Chairman of the Board



                              LONRHO PLC



                              By:  /s/ PGB Spicer_______________
                              Name:____PGB Spicer_______________
                              Title:___Director_________________







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


                              By:  /s/ P.M. Tarsh_______________
                              Name:____P.M. Tarsh_______________
                              Title:___Director_________________



                              THAMESEDGE, LTD.



                              By:  /s/ R.E. Whitten_____________
                              Name:    R.E. Whitten_____________
                              Title:___Director_________________



                              By:  /s/ R.U. Badger______________
                              Name:____R.U. Badger______________
                              Title:___Director_________________




























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